EXHIBIT 99.104
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                                  NEWS RELEASE


                     ADVANTAGE ENERGY INCOME FUND ANNOUNCES
                       $186 MILLION PROPERTY ACQUISITION,
          A 9% INCREASE IN MONTHLY CASH DISTRIBUTIONS TO $0.25 PER UNIT
                     AND $191 MILLION BOUGHT DEAL FINANCING

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                                 August 24, 2004

CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or "the Fund") (AVN.UN-TSX) announced today that it has entered into an acquisition agreement through its wholly owned subsidiary Advantage Oil & Gas Ltd. pursuant to which Advantage will, subject to certain conditions and adjustments, purchase oil and natural gas properties ("the Properties") currently producing approximately 6,250 boe/d for $186 million. The acquisition is effective July 1, 2004 and is expected to close on or before September 30, 2004. The properties were acquired through a public divestiture process conducted by Kobayashi Partners Limited of Calgary, Alberta on behalf of the vendor.

Mr. Kelly Drader, President & CEO of Advantage stated that, "This acquisition is consistent with our strategy of focusing on natural gas and light oil acquisitions that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's current cash flow and production per unit both immediately and on a fully diluted basis and will provide the Fund with numerous low risk development drilling and optimization opportunities. In addition, the $191 million offering of subscription receipts and extendible convertible debentures will further strengthen the Fund's balance sheet."

CASH DISTRIBUTION INCREASE

Subject to the successful closing of this acquisition on or before September 30, 2004, Advantage will increase the cash distribution for the month of October, 2004 by 8.7% to $0.25 per Unit. The distribution will be payable on November 15, 2004 to Unitholders of record at the close of business on October 29, 2004. The ex-distribution date will be October 27, 2004. The increased monthly distribution amount represents an annualized yield of 16% based on the $18.80 issue price per subscription receipt offered concurrent with this acquisition.

ACCRETION SUMMARY (1)

Advantage estimates that, on a proforma basis, the acquisition will be accretive on the following key criteria for the fourth quarter of 2004:

         METRIC                                              ACCRETION
         ------                                              ----------

         Cash flow per Unit                                   26.9%

         Production per Unit                                  28.6%

         Reserves per Unit                                    16.0%

The Fund's payout ratio is anticipated to decline to approximately 75% for Q4, 2004. If the Fund's current hedging program, which substantially expires at the end of 2004, is excluded the payout ratio would decline to approximately 67%.

The Fund's bank debt to cash flow ratio will decline substantially from approximately 1.3x to 0.9x as the acquisition is being fully funded through a combination of subscription receipts and extendible convertible debentures.

 (1) The Accretion Summary is based on the following assumptions: estimated production for Advantage of 15,700 boe/d and 6,250 boe/d for the Properties, the current one year commodity price strip for natural gas of US$6.35/mcf, for crude oil of US$43.00/bbl and a CDN$/US$ exchange rate of 77 cents.

ACQUISITION HIGHLIGHTS

o Attractive valuation of $28,800 per daily boe of production (net of land and seismic valuation);

o Production is weighted 49% light oil & NGLs, 40% natural gas and 11% heavy oil (23(0) API);

o The properties are located in Central and Southern Alberta and Southeast Saskatchewan;

o Approximately 13.9 million boe of proven and probable reserves are being acquired based upon an independent engineering determination prepared by Sproule Associates Limited effective July 1, 2004 in accordance with National Instrument 51-101;

o Approximately 60% of the production is operated; with nine projects representing 87% of current production;

o The properties have had minimal capital expenditure allocations over the past several years and offer numerous low risk infill and development drilling locations and optimization opportunities to enhance production and reserves;

o In addition to the reserves, the Fund will acquire approximately 80,000 net acres of undeveloped land supported by a combination of 3D and 2D seismic data; and

o Full tax pools, up to the purchase price of the assets, are included in the acquisition which will increase value to Unitholders in the form of tax deferrals on cash distributions.

FINANCING

In conjunction with the acquisition, Advantage announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 3.5 million subscription receipts (the "Subscription Receipts") at a price of $18.80 per Subscription Receipt for total gross proceeds of $65.8 million, $75 million of five-year and $50 million of seven-year extendible convertible unsecured subordinated debentures (the "Five-Year Convertible Debentures" and "Seven-Year Convertible Debentures" respectively).

Each Subscription Receipt represents the right to receive one trust unit on the closing of the acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the acquisition. If the acquisition closes on or before November 1, 2004, the net proceeds will be released to Advantage and used to pay part of the purchase price of the acquisition. If the offering closes before the acquisition closes, holders of Subscription Receipts at the time of the acquisition will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering, which is expected to be on or about September 14, 2004, and the closing of the acquisition, provided they hold Subscription Receipts upon exchange. If the acquisition fails to close by November 1, 2004, or the acquisition is terminated at an earlier time, the escrow agent will return the Subscription Receipt issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

Both the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have a face value of $1,000 per debenture and an initial maturity date of November 1, 2004. If the acquisition does not close on or before November 1, 2004, or if the acquisition is terminated at an earlier time, both the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will mature on the initial maturity date. If the acquisition is completed on or prior to November 1, 2004, the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have final maturity dates of October 1, 2009 and December 1, 2011, respectively.

The Five-Year Convertible Debentures will pay a coupon of 7.50% per annum, payable semi-annually on April 1st and October 1st of each year, commencing April 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $20.25 per trust unit. The Seven-Year Convertible Debentures will pay a coupon of 7.75% per annum, payable semi-annually on June 1st and December 1st of each year, commencing June 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $21.00 per trust unit. Holders converting their convertible debentures will receive accrued and unpaid interest thereon.

The securities being offered will be eligible for RRSPs, RRIFs, RESPs, and DPSPs, as domestic content. The securities are only being offered in Canada. The securities are not being offered for sale in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Closing of the offering is expected to occur on or about September 14, 2004.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB, AVN.DB.A and AVN.DB.B, respectively.

THIS PRESS RELEASE IS NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                               Ph: (403) 261-8810
                               Fax: (403) 262-0723
                          Web: www.advantageincome.com
                      E-mail: advantage@advantageincome.com